82-2549

02 AUG 13

CCL Industries Inc.

105 Gordon Baker Road, Willowdale, Ontario M2H 3P8
Telephone: (416) 756-8500 Fax: 756-8555

August 1, 2002

02049163

SUPPL

Dear Shareholder:

Enclosed is information on your Company's Second Quarter 2002 results. Your Board of Directors is pleased to report the continued improvement in earnings of your Company. Operational improvements and focus on cash management are also continuing across the Company.

In recognition of the strong cash flow being generated by the business, your Board of Directors approved an increase of 12.5% in the Company's dividend rate per Class B share. The dividend payment on September 27, 2002 has been increased to $0.09 per Class B Non-Voting Share and to $0.0775 per Class A Voting Share.

We encourage all shareholders to access our web site www.cclind.com on a regular basis for investor and company news including scheduled dates for future earnings releases. If you would like to have future Press Releases e-mailed to you at the time they are issued, please complete the Information Request Form under the Investor Relations Section on our Web Site. You may also request a direct mailing of all Press Releases by writing to us, attention Christene Duncan.

We usually hold conference calls with our stakeholders following the release of our results. Presentation material used during these calls is posted on our web site and an audio recording of the calls is also available. Instructions for accessing these services are set out at the end of each earnings release.

Yours truly,

Jon K. Grant
Chairman of the Board

P

Investor Update

1. 2002 Second Quarter Earnings and Dividend Release
2. Consolidated Statements of Earnings and Retained Earnings
3. Consolidated Balance Sheets
4. Consolidated Statements of Cash Flows
5. Notes to Interim Consolidated Financial Statements
6. Management Discussion and Analysis
7. Normal Course Issuer Bid Press Release

dlw 8/21

CCL Industries Inc.

105 Gordon Baker Road, Willowdale, Ontario M2H 3P8
Telephone: (416) 756-8500 Fax: 756-8555

News Release **Stock Symbol: TSX - CCL.A and CCL.B**

For Immediate Release – Thursday, August 1, 2002

CCL Releases Second Quarter 2002 Results and Declares Increase In Dividend Rate

Results Summary	June 30, 2002					
	Second Quarter			Six Months		
(in millions except per share data)	2002	2001	% Change	2002	2001	% Change
Net sales	$426.6	$410.8	3.8	$854.4	$834.6	2.4
EBITDA	$47.6	$43.0	10.8	$94.7	$ 85.1	11.3
Unusual items – net	$(2.0)	$(1.9)		$(0.4)	$(1.9)	
Net earnings, as reported	$13.3	$7.9	68.7	$28.1	$15.7	79.2
Add goodwill amortization (net of tax)	-	3.3		-	6.6	
Adjusted net earnings	$13.3	$11.2	19.0	$28.1	$22.3	26.1
Earnings per Class B share						
Before unusual items	$0.45	$0.26	73.1	$0.87	$0.47	85.1
Unusual items - net	$(0.06)	$0.04		$(0.05)	$(0.04)	
Net earnings, as reported	$0.39	$0.22	77.3	$0.82	$0.43	90.7
Add goodwill amortization	-	$0.08		-	$0.17	
Adjusted net earnings	$0.39	$0.30	30.0	$0.82	$0.60	36.7
Adjusted net earnings before unusual items	$0.45	$0.34	32.4	$0.87	$0.64	35.9
Cash flow per Class B share before unusual items	$1.04	$0.86	20.9	$1.99	$1.69	17.8
Number of shares outstanding (in 000s)						
Weighted average for the period				34,180	36,659	
Actual at period end				34,230	36,646	

Toronto, August 1, 2002 – CCL Industries Inc., a world leader in developing manufacturing, packaging and labeling solutions for the consumer products industry, announced today that net earnings in the second quarter ended June 30, 2002 were $13.3 million versus $7.9 million in the second quarter of 2001. Earnings per Class B share for the quarter were $0.39 compared to the $0.22 earned in the second quarter last year. Year-to-date net earnings were $28.1 million compared to $15.7 million last year and earnings per Class B share were $0.82 compared to $0.43 a year ago.

Earnings per Class B share, before unusual items, for the quarter were $0.45 compared to $0.26 in the second quarter of 2001. Year-to-date earnings per Class B share, before unusual items, were $0.87 compared to $0.47 a year ago. Reported net earnings and earnings per share are affected by the change in accounting for goodwill in 2002 and future years.

Net earnings and earnings per share for 2002 have been calculated under the new CICA accounting rules for the recognition, measurement, presentation and disclosure of goodwill, which came into effect on January 1, 2002. Goodwill under these rules is no longer amortized and the standard does not permit retroactive application. If the second quarter and six months cumulative results in 2001 had been restated to exclude amortization of goodwill expensed under the old rules, the reported net earnings for the second quarter and six month periods would have been $11.2 million and $22.3 million respectively. Earnings per Class B share would have been $0.30 and $0.60 respectively.

Sales increased approximately 4% to $426.6 million in the second quarter and 2% to $854.4 million year-to-date in 2002 compared to $410.8 million and $834.6 million reported in the same periods in 2001. Foreign sales and operating results are translated into Canadian dollars at prevailing exchange rates. If the effect of foreign exchange translation and the sales from acquisitions and divestitures are excluded, sales increases in the second quarter and year-to-date are approximately the same as indicated above. The foreign exchange translation effect on reported income was not material.

Earnings before interest, taxes, depreciation and amortization and unusual items (EBITDA) of $47.6 million in the second quarter and $94.7 million year-to-date compares to $43.0 million and $85.1 million in the same periods of 2001 reflecting the improved cash flow generated from the operations. EBITDA does not have any standardized meaning prescribed by generally accepted accounting principles, therefore, may not be comparable to similar measures presented by other issuers.

On June 6, 2002, the Company announced that it would not proceed with the sale of its Custom Manufacturing Division to CPG Income Fund on the basis that it could not be sold at a price reflective of CCL's view of the fair value of this business. The expenses incurred with the anticipated sale of this project amounted to $2.2 million and have been included in unusual items on the Consolidated Statement of Earnings.

Unusual items in the second quarter of 2002 are comprised of the above costs incurred on the CPG Income Fund project net of foreign exchange gains of $0.2 million on capital, repatriated from a foreign subsidiary. The foreign exchange gains arose from the difference between the exchange rate in effect on the date

the capital was returned to Canada, compared to the historical rate in effect when the capital was invested in the foreign subsidiary. These foreign exchange gains are not subject to income tax. Additionally, the CPG project costs have not given rise to any income tax benefit. The net effect of the unusual items in the second quarter represents a net loss of $0.06 per Class B share. Unusual items in the first quarter of 2002 included similar foreign exchange gains net of a loss on the disposal of K-G Packaging, resulting in a net gain of $1.6 million or $0.01 per share after tax. In the second quarter of 2001, the unusual item related to restructuring costs of $0.04 per share.

Under the new CICA accounting rules, goodwill associated with each operating segment will be tested annually for impairment and any deficiency recognized as an impairment loss. As at December 31, 2001, under the old rules for calculating impairment of goodwill, no adjustment was required. Management believes, however, that an impairment charge will be required for the Container Division under the new rules. This Division had unamortized goodwill as at June 30, 2002 of $181.0 million and the impairment provision will be quantified in the third quarter. This initial provision will be recorded as an adjustment to retained earnings as at January 1, 2002.

The Company's financial position remains strong. As at June 30, 2002, cash and cash equivalents amounted to $146.0 million. This compares to $112.9 million as at December 31, 2001 and $47.6 million as at June 30, 2001. Net debt to total capitalization was 40.1% as at June 30, 2002 compared to 43.6% and 45.0% as at December 31, 2001 and June 30, 2001 respectively. Book value per share was $16.59 at this quarter end compared to $16.52 at year-end 2001 and $15.51 a year ago.

Donald G. Lang, President and Chief Executive Officer stated, "I am pleased with the progress we are making towards improved operational performance in all business units. We have also benefited from an improving economy. At the same time, we are beginning to reap the rewards of our continuing restructuring efforts to reduce our costs and to focus the businesses that began last year. An operational overview for each division is included in the Management Discussion and Analysis document for this reporting period. I draw your attention, in particular, to the significant new business awards listed in this document for the Custom Manufacturing and Container Divisions. These awards will contribute to our results later in 2002 and into 2003. To satisfy the anticipated new volume in the personal care and beverage markets, the Board of Directors approved today the purchase of a high-speed extruded aluminium line at a cost of $12 million for the Container plant in Penetanguishene, Ontario."

Mr. Lang continued, "traditionally, the operating results for CCL are strongest in the first half of the year. Although we appear to be enjoying an improving economy and a good order outlook, the effect of plant shutdowns, holidays and customer reviews of their marketing plans generally results in a lower income contribution during the last half of the year compared to the first half."

Mr. Lang concluded, "I am also pleased to inform you that the Board of Directors, in recognition of the strong cash flow being generated by the Company, has approved an increase in the quarterly dividend. This increase of 12.5% per Class B share will raise the rate to $0.0775 on the Class A Voting and $0.09 on the Class B non-voting Shares payable September 27, 2002 to shareholders of record at the close of business on September 13, 2002."

CCL Industries Inc. (TSX CCL.A and CCL.B), provides state-of-the-art packaging solutions, including specialty aluminium and plastics packaging and innovative product labeling, to some of the world's largest producers of consumer brands, helping them to get their products to market quickly and cost-effectively. CCL develops solutions for producers of leading consumer brands in personal care, cosmetic, pharmaceutical, household and specialty food products. With headquarters in Toronto, Canada, CCL employs 7,000 people and operates 33 production facilities in North and Central America and Europe.

For more information, contact:

Steve Lancaster   Senior Vice President and Chief Financial Officer   416-756-8517

Note: CCL will hold a conference call at 4.00 p.m. EST on Thursday, 1 August 2002 to discuss these results. To access this call, please dial 1-888-294-1704 or 416-641-6699.

Post-View service will be available from Thursday, 1 August 2002 at 6:00 p.m. EST until Friday, August 30, 2002 at 11:59 p.m.
Dial: 1-800-558-5253 Access Code: 20730406

For more details on CCL, visit our web site - www.cclind.com

Financial Tables follow ...

CCL INDUSTRIES INC.

2002 Second Quarter

Consolidated Statements of Earnings and Retained Earnings

Unaudited	Second quarter ended June 30th					Six months ended June 30th				
(in millions of dollars, except per share data)	**2002**		**2001**	**% Change**		**2002**		**2001**	**% Change**
Sales	$	426.6	$	410.8	3.8	$	854.4	$	834.6	2.4
EBITDA (see below)		47.6		43.0	10.7		94.7		85.1	11.3
Depreciation, and amortization of other assets		19.0		18.5			38.1		37.1	
Interest expense		7.9		8.3			16.4		17.2	
Earnings before unusual items, income taxes and goodwill amortization		20.7		16.2	27.8		40.2		30.8	30.5
Unusual items - net loss (note 3)		2.0		1.9			0.4		1.9	
Earnings before income taxes and goodwill amortization		18.7		14.3	30.8		39.8		28.9	37.7
Income taxes		5.4		3.1			11.7		6.6	
Earnings before goodwill amortization		13.3		11.2	18.8		28.1		22.3	26.0
Goodwill amortization (net of tax) (note 2)		-		3.3			-		6.6	
Net earnings	$	13.3	$	7.9	68.4		28.1		15.7	79.0
Retained earnings, beginning of period		340.3		334.6			328.2		329.7	
Net earnings		13.3		7.9			28.1		15.7	
Excess of purchase price over paid up capital on repurchase of shares		(0.6)		(0.1)			(0.6)		(0.1)	
Settlement of exercised stock options (note 5)		(1.1)		-			(1.1)		-	
		351.9		342.4			354.6		345.3	
Less dividends:										
Class A shares		0.1		0.1			0.3		0.3	
Class B shares		2.6		2.8			5.1		5.5	
		2.7		2.9			5.4		5.8	
Retained earnings, end of period	$	349.2	$	339.5		$	349.2	$	339.5	
Earnings per share before goodwill amortization										
Class B	$	0.39	$	0.30	30.0	$	0.82	$	0.60	36.7
Class A	$	0.37	$	0.29	27.6	$	0.79	$	0.58	36.2
Earnings per share										
Class B	$	0.39	$	0.22	77.3	$	0.82	$	0.43	90.7
Class A	$	0.37	$	0.20	85.0	$	0.79	$	0.40	97.5
Diluted earnings per share										
Class B	$	0.38	$	0.22	72.7	$	0.81	$	0.43	88.4
Class A	$	0.36	$	0.20	80.0	$	0.78	$	0.40	95.0

EBITDA does not have any standardized meaning prescribed by generally accepted accounting principles, therefore, may not be comparable to similar measures presented by other issuers.

See notes to interim consolidated financial statements.

CCL INDUSTRIES INC.
2002 Second Quarter
Consolidated Balance Sheets

Unaudited (in millions of dollars, except book value per share data)	Jun 30th 2002	Jun 30th 2001	Dec 31st 2001
Assets			
Current assets			
Cash and cash equivalents	$ 146.0	$ 47.6	$ 112.9
Accounts receivable - trade	218.4	212.9	185.9
Other receivables and prepaid expenses	23.8	21.3	26.6
Inventories	146.6	163.5	162.7
	534.8	445.3	488.1
Capital assets	483.0	499.6	504.7
Other assets	55.6	56.8	61.2
Goodwill	384.9	390.9	401.0
Total assets	**$ 1,458.3**	**$ 1,392.6**	**$ 1,455.0**
Liabilities			
Current liabilities			
Bank advances	$ 13.7	$ 1.9	$ 13.1
Accounts payable and accrued liabilities	255.0	221.0	232.7
Income and other taxes payable	2.2	1.6	2.1
Current portion of long-term debt	16.0	1.4	16.6
	286.9	225.9	264.5
Long-term debt	496.2	508.6	518.9
Other long-term items	33.0	22.9	35.3
Future income taxes	74.2	66.8	72.6
Total liabilities	890.3	824.2	891.3
Shareholders' equity			
Share capital (note 5)	196.2	208.7	194.6
Retained earnings	349.2	339.5	328.2
Foreign currency translation adjustment	22.6	20.2	40.9
Total shareholders' equity	568.0	568.4	563.7
Total liabilities and shareholders' equity	**$ 1,458.3**	**$ 1,392.6**	**$ 1,455.0**
Net debt	$ 379.9	$ 464.3	$ 435.7
Net debt to equity	66.9%	81.7%	77.3%
Net debt to total capitalization	40.1%	45.0%	43.6%
Book value per share	$ 16.59	$ 15.51	$ 16.52

Net debt is defined as bank advances and long-term debt net of cash and cash equivalents.

See notes to interim consolidated financial statements.

CCL INDUSTRIES INC.
2002 Second Quarter
Consolidated Statements of Cash Flows

Unaudited	Second quarter ended June 30th		Six months ended June 30th	
(in millions of dollars)	**2002**	**2001**	**2002**	**2001**
Cash provided by (used for)				
Operating activities				
Net earnings	$ 13.3	$ 7.9	$ 28.1	$ 15.7
Items not requiring cash:				
Depreciation, and amortization of other assets	19.0	18.5	38.1	37.1
Amortization of goodwill	-	3.9	-	7.8
Future income taxes	1.9	0.8	3.4	2.8
Unusual items	1.1	1.3	(0.5)	1.3
	35.3	32.4	69.1	64.7
Net change in non-cash working capital	17.0	27.2	(6.0)	(9.8)
Cash provided by operating activities	52.3	59.6	63.1	54.9
Financing activities				
Proceeds on long-term debt	1.8	0.3	1.8	1.0
Retirement of long-term debt	(0.2)	(0.3)	(0.4)	(1.2)
Increase (decrease) in bank advances	8.1	(18.0)	0.5	(8.2)
Issue of shares	1.5	-	1.9	-
Settlement of exercised stock options	(1.1)	-	(1.1)	-
Repurchase of shares	(0.9)	(0.2)	(0.9)	(0.2)
Dividends	(2.7)	(2.9)	(5.4)	(5.8)
Cash provided by (used for) financing activities	6.5	(21.1)	(3.6)	(14.4)
Investing activities				
Additions to capital assets	(18.0)	(12.1)	(28.6)	(22.3)
Proceeds on disposals (note 3)	-	-	17.7	-
Business acquisitions (note 4)	-	-	(18.0)	-
Other	3.1	(2.4)	4.0	(3.5)
Cash used for investing activities	(14.9)	(14.5)	(24.9)	(25.8)
Effect of exchange rate changes on cash	(1.6)	(1.4)	(1.5)	1.0
Increase in cash	42.3	22.6	33.1	15.7
Cash and cash equivalents at beginning of period	103.7	25.0	112.9	31.9
Cash and cash equivalents at end of period	$ 146.0	$ 47.6	$ 146.0	$ 47.6

Cash and cash equivalents are defined as cash and short-term investments.

See notes to interim consolidated financial statements.

CCL INDUSTRIES INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PERIODS ENDED JUNE 30, 2002 AND 2001
(Tabular amounts in millions except share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The disclosures contained in these unaudited interim consolidated financial statements do not include all of the requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2001.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated statements, except that starting January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062 "Goodwill and other intangibles assets" as described in note 2. In addition, starting January 1, 2002, the Company adopted the new CICA's Handbook Section 3860 "Stock-based compensation and other stock-based payments". The Company accounts for stock-based compensation using the intrinsic value method. The effect of using this method is disclosed in note 5.

Certain of the 2001 figures have been reclassified to conform with the presentation adopted for 2002.

2. GOODWILL

Effective January 2002, the Company adopted the CICA's Handbook Section 3062, "Goodwill and other intangibles assets". Under these new rules, goodwill is not amortized. Instead, the goodwill associated with each operating segment will be tested annually for impairment and any deficiency recognized as an impairment loss.

As at December 31, 2001, under the old rules for calculating impairment of goodwill, no adjustment was required. As at June 30, 2002, management has completed the first phase of the goodwill evaluation under the new standard and has determined that an impairment loss will have to be recognized in the Container Division. Management will complete the second phase of the impairment test during the third quarter of 2002 and will record any impairment provision as an adjustment to opening retained earnings. The Company's Container Division had unamortized goodwill as at December 31, 2001 of $189.5 million.

During the second quarter of 2001, the Company recorded $3.8 million of goodwill amortization ($3.2 million after tax) and for the six month period ended June 30, 2001, the goodwill amortization was $7.7 million ($6.6 million after tax).

(Tabular amounts in millions except share data)

3. UNUSUAL ITEMS

In December 2001 and in first quarter of 2002, CCL sold, in three separate transactions, its K-G Packaging business located in Concord, Ontario, which formulates and fills industrial aerosol liquid products. Proceeds received in 2001 and 2002 in connection with these transactions were $7.8 million and $17.7 million respectively. The pre-tax loss recorded in first quarter was $0.2 million. Included in income tax expense is $1.2 million as a result of the inability to recognize the full tax benefit of the loss in Canada.

In second quarter of 2002, the Company repatriated capital from a foreign subsidiary, which resulted in a net foreign exchange gain of $0.2 million. For the six month period ended June 30, 2002, the net foreign exchange gain was $2.0 million. The gain arises from the difference between the exchange rate in effect on the date the capital was returned to Canada, compared to the historical rate in effect when the capital was invested. The Company has not recognized the tax benefit of these expenses.

On June 6, 2002, the Company announced that it would not proceed with the sale of its Custom Manufacturing Division to CPG Income Fund. The expenses incurred with the anticipated sale of this project amounted to $2.2 million. These expenses have not given rise to any tax benefit.

4. BUSINESS ACQUISITION

In January 2002, the Company purchased the pressure-sensitive label printing businesses of U.K.-based Jarvis Porter Group PLC for $18.5 million. Manufacturing facilities are located in Leeds and Lewes in the United Kingdom, Utrecht in the Netherlands and Paris in France.

Working capital, non-cash	$	3.8
Non-current assets at assigned values	$	14.7
Net assets purchased	$	18.5
Cash	$	18.0
Long-term debt assumed	$	0.5
Total consideration	$	18.5

(Tabular amounts in millions except share data)

5. SHARE CAPITAL

Issued and outstanding

Actual number of shares:

	June 30, 2002	June 30, 2001	December 31, 2001
Class A	2,456,075	2,464,806	2,463,039
Class B	31,774,268	34,180,972	31,669,304
Total	34,230,343	36,645,778	34,132,343

Weighted average number of shares:

	June 30, 2002	June 30, 2001	December 31, 2001
Total	34,180,260	36,659,428	35,973,801

Stock-based compensation plan

During the second quarter, 218,600 stock options that were granted in prior years under the Employee Stock Option Plan were settled in cash based on the difference between the market value on the date of settlement and the exercise price of the option.

In second quarter of 2002, the Company issued 127,600 options under its employee stock option plan, primarily in connection with the CPG Income Fund. Under the fair value method, the compensation cost associated with these options would have been recorded as an additional unusual expense of $0.7 million. Pro forma net income would have been $12.6 million and $27.4 million for the quarter and six month period ended June 30, 2002 respectively.

6. INTEREST RATE SWAP AGREEMENT

In the second quarter, the Company entered into an Interest Rate Swap Agreement in order to balance the Company's exposure to fixed and floating interest rates with a view to reducing interest costs over the long term.

Notional Principal		Interest Rate			
Amount	Currency	Paid	Received	Maturity	Effective date
$60 million	U.S.	90-day LIBOR + 2.18%	6.66%	March 15, 2006	June 14, 2002

CCL would have received approximately $1.0 million to close out the above-noted Interest Rate Swap Agreement on June 30, 2002.

(Tabular amounts in millions except share data)

7. SEGMENTED INFORMATION

Industry segments

Second quarter ended June 30th

		Sales		EBITDA		Operating income	
		2002	2001	2002	2001	2002	2001 As restated Note 2
Custom Manufacturing		$ 234.8	$ 221.8	$ 20.4	$ 18.0	$ 15.7	$ 12.7
	Return on sales			8.7%	8.1%	6.7%	5.7%
	Growth	5.9%		13.3%		23.6%	
Container		88.9	87.3	14.6	14.8	6.8	7.4
	Return on sales			16.4%	17.0%	7.6%	8.5%
	Growth	1.8%		(1.4)%		(8.1)%	
Label		102.9	101.7	13.9	12.3	7.6	6.6
	Return on sales			13.5%	12.1%	7.4%	6.5%
	Growth	1.2%		13.0%		15.2%	
Total operations		$ 426.6	$ 410.8	48.9	45.1	30.1	26.7
	Return on sales			11.5%	11.0%	7.1%	6.5%
	Growth	3.8%		8.4%		12.7%	
Corporate expense				(1.3)	(2.1)	(1.5)	(2.2)
				$ 47.6	$ 43.0	28.6	24.5
Interest expense						7.9	8.3
Earnings before unusual items, income taxes and goodwill amortization						20.7	16.2
Unusual items - net loss (note 3)						2.0	1.9
Earnings before income taxes and goodwill amortization						18.7	14.3
Income taxes						5.4	3.1
Earnings before goodwill amortization						13.3	11.2
Goodwill amortization (net of tax) (note 2)						-	3.3
Net earnings						$ 13.3	$ 7.9

CCL INDUSTRIES INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PERIODS ENDED JUNE 30, 2002 AND 2001

(Tabular amounts in millions except share data)

7. SEGMENTED INFORMATION (Con't)

Industry segments

Six months ended June 30th

		Sales		EBITDA		Operating income	
		2002	2001	2002	2001	2002	2001 As restated Note 2
Custom Manufacturing		$ 470.0	$ 459.1	$ 39.2	$ 35.2	$ 29.3	$ 24.1
	Return on sales			8.3%	7.7%	6.2%	5.2%
	Growth	2.4%		11.4%		21.6%	
Container		173.1	169.0	30.2	29.4	14.6	14.9
	Return on sales			17.4%	17.4%	8.4%	8.8%
	Growth	2.4%		2.7%		(2.0)%	
Label		211.3	206.5	28.6	24.1	16.4	12.9
	Return on sales			13.5%	11.7%	7.8%	6.2%
	Growth	2.3%		18.7%		27.1%	
Total operations		$ 854.4	$ 834.6	98.0	88.7	60.3	51.9
	Return on sales			11.5%	10.6%	7.1%	6.2%
	Growth	2.4%		10.5%		16.2%	
Corporate expense				(3.3)	(3.6)	(3.7)	(3.9)
				$ 94.7	$ 85.1	56.6	48.0
Interest expense						16.4	17.2
Earnings before unusual items, income taxes and goodwill amortization						40.2	30.8
Unusual items - net loss (note 3)						0.4	1.9
Earnings before income taxes and goodwill amortization						39.8	28.9
Income taxes						11.7	6.6
Earnings before goodwill amortization						28.1	22.3
Goodwill amortization (net of tax) (note 2)						-	6.6
Net earnings						$ 28.1	$ 15.7

	Identifiable Assets		Depreciation & Amortization		Capital Expenditures	
	Jun 30th	Dec 31st	Six months ended June 30th		Six months ended June 30th	
	2002	2001	2002	2001 As restated Note 2	2002	2001
Custom Manufacturing	$ 357.9	$ 383.9	$ 9.9	$ 11.1	$ 10.4	$ 4.6
Container	536.4	562.8	15.6	14.5	6.4	13.3
Label	383.9	361.2	12.2	11.1	11.5	4.1
Corporate	180.1	147.1	0.4	0.4	0.3	0.3
Total	$ 1,458.3	$ 1,455.0	$ 38.1	$ 37.1	$ 28.6	$ 22.3

MANAGEMENT'S DISCUSSION AND ANALYSIS
SECOND QUARTERS ENDED JUNE 30, 2002 AND 2001

This document has been prepared for the purpose of providing a Management Discussion and Analysis (MD&A) of the financial condition and results of operations for the second quarters ended June 30, 2002 and 2001 and an update to the MD&A covering the years ended December 31, 2001 and 2000. *This interim* MD&A should be read in conjunction with the Company's June 30, 2002 second quarter financial statements released on August 1, 2002 and the 2001 Annual MD&A document which forms part of the CCL Industries Inc. 2001 Annual Report dated February 14, 2002.

Overview

The demand for non-durable consumer products continued to improve during the second quarter of 2002. The outlook within North America and Europe for the balance of the year is for a continued modest recovery.

Net earnings in the second quarter ended June 30, 2002 were $13.3 million versus $7.9 million in the second quarter of 2001. Year-to-date net earnings were $28.1 million compared to $15.7 million for the same period in 2001. Earnings per Class B share were $0.39 for the quarter and $0.82 year-to-date compared to $0.22 and $0.43 respectively last year.

Earnings per Class B share, before unusual items, for the quarter were $0.45 compared to $0.26 in the second quarter of 2001. Year-to-date earnings per Class B share, before unusual items, were $0.87 compared to $0.47 a year ago. Reported net earnings and earnings per share are affected by the change in accounting for goodwill in 2002 and future years as discussed below.

Earnings before interest, taxes, depreciation and amortization, and unusual items (EBITDA) of $47.6 million in the second quarter and $94.7 million year-to-date compared to $43.0 million and $85.1 million respectively in the same periods in 2001. EBITDA does not have any standardized meaning prescribed by generally accepted accounting principles, therefore, may not be comparable to similar measures presented by other companies.

The Company's financial position continued to strengthen in the second quarter. As at June 30, 2002, cash and cash equivalents amounted to $146.0 million. This compares to $112.9 million as at December 31, 2001 and $47.6 million as at June 30, 2001. Net debt to total capitalization was 40.1% as at June 30, 2002 compared to 43.6% and

45.0% as at December 31, 2001 and June 30, 2001 respectively. Book value per share was $16.59 at this quarter end compared to $16.52 at year-end and $15.51 a year ago.

Results of Consolidated Operations

- The June 30, 2002 interim quarterly financial statements of the Company have been prepared in accordance with the requirements of section 1751 of the CICA Handbook. This section provides guidance on the recognition, measurement, principles and disclosures to be used for interim financial statements.

- Sales increased approximately 4% to $426.6 million in the second quarter and 2% to $854.4 million year-to-date in 2002 compared to $410.8 million and $834.6 million reported in the same periods in 2001. Foreign sales and operating results are translated into $CDN at prevailing exchange rates. If the effect of foreign exchange translation and the sales from acquisitions and divestitures were excluded, sales increases in the second quarter and year-to-date would be approximately the same as indicated above. The foreign exchange translation effect on reported income was not material.

- Net earnings in the second quarter ended June 30, 2002 amounted to $13.3 million versus $7.9 million in the second quarter ended June 30, 2001. Earnings per Class B share for the quarter were $0.39 compared to $0.22 earned in the second quarter of last year. Year-to-date net earnings were $28.1 million compared to $15.7 million last year and earnings per Class B share were $0.82 compared to $0.43 a year ago.

- Net earnings and earnings per share for 2002 have been calculated under the new CICA accounting rules for the recognition, measurement, presentation and disclosure of goodwill, which came into effect on January 1, 2002. Goodwill under these rules is no longer amortized and this standard does not permit retroactive application. If the second quarter and year-to-date 2001 results had been restated to exclude amortization of goodwill expensed under the old rules, the reported net earnings would have been $11.2 million and $22.3 million respectively and earnings per Class B share would have been $0.30 and $0.60 respectively.

- Earnings per Class B share, before unusual items, for the quarter were $0.45 compared to $0.26 in the second quarter of 2001. Year-to-date earnings per Class B share, before unusual items, were $0.87 compared to $0.47 a year ago.

- Earnings before interest, taxes, depreciation and amortization and unusual items (EBITDA) of $47.6 million in the second quarter and $94.7 million year-to-date compared to $43.0 million and $85.1 million in the same periods of 2001 reflecting the improved cash flow generated from the operations.

- On June 6, 2002, the Company announced that it would not proceed with the sale of its Custom Manufacturing Division to CPG Income Fund on the basis that it could not be sold at a price reflective of CCL's view of the fair value of this business. The expenses incurred with the anticipated sale of this project amounted to $2.2 million and have been included in unusual items on the Consolidated Statement of Earnings.

- Unusual items in the second quarter of 2002 were comprised of the above costs incurred on the CPG Income Fund project net of foreign exchange gains of $0.2 million on capital repatriated from a foreign subsidiary. The foreign exchange gains arose from the difference between the exchange rate in effect on the date the capital was returned to Canada, compared to the historical rate in effect when the capital was invested in the foreign subsidiary. These foreign exchange gains are not subject to income tax. Additionally, the CPG project costs have not given rise to any tax benefit. The net effect of the unusual items in the second quarter represented a net loss of $0.06 per Class B share. Unusual items in the first quarter of 2002 included similar foreign exchange gains net of a loss on the disposal of K-G Packaging, resulting in a net gain of $1.6 million or $0.01 per share after tax. In the second quarter of 2001, the unusual item related to restructuring costs of $0.04 per share.

- Cash flow per Class B share, before unusual items, (defined as net earnings before unusual items, plus depreciation and amortization) for the second quarter increased to $1.04 and to $1.99 year-to-date in 2002 from $0.86 and $1.69 respectively in 2001 due to the significantly improved operating performance.

- Interest expense for the quarter was $7.9 million and $16.4 million year-to-date compared to $8.3 million and $17.2 million respectively in the same periods last year. The lower net interest expense in 2002 reflects the lower net debt this year as a result of a focused working capital reduction program, dispositions, and a conservative capital expenditure program. The cash flow that has been generated was used to eliminate short-term debt during 2001 and to produce interest income on short-term investments. The above interest expense included $0.4 million in the second quarter and $0.9 million year-to-date of amortization of the gain on the sale, in fourth quarter 2001, of an Interest Rate Swap Agreement. On June 14, 2002, the Company entered into another Interest Rate Swap Agreement with a Canadian financial institution, the effect of which was to convert $60 million U.S. of notional fixed rate debt into floating rate debt. Interest savings in the second quarter related to this swap amounted to $0.1 million.

- The tax rate before unusual items of 26.0% in the second quarter and 26.0% year-to-date in 2002 compares to 25.0% and 26.0% respectively in 2001. These rates compare to the full year rate of 23.0% in 2001. These effective rates are lower than the combined Canadian federal and provincial tax rate of 33.5% in 2002 and 34.0% in 2001 due to the benefit of lower rates in foreign subsidiaries net of income and expense items not subject to tax.

A discussion of each divisional business segment is set out below:

<u>Custom Manufacturing</u> - Operating income (excluding goodwill amortization in 2001) in the second quarter $15.7 million in 2002 vs. $12.7 million in 2001. Year-to-date $29.3 million vs. $24.1 million.

- The 2002 financial performance of the division continues to be ahead of both the plan and prior year.

- Sales of the ongoing business increased 13.0% in the second quarter and 8.2% year-to-date after excluding the effect of foreign exchange, sales of the U.K. Pharmaceutical and the China Joint Venture businesses which were sold in early 2001, and K-G Packaging which was sold in three separate transactions between December 2001 and March 2002.

- Operating income of the continuing business was up $3.4 million in the quarter and $3.9 million year-to-date compared to the previous year after adjusting for goodwill amortization in 2001. Contribution from the U.K. operations was disappointing in the second quarter due to lower than expected demand and an unfavorable inventory adjustment.

- In 2001, the Division, excluding businesses sold in 2001 and 2002, produced slightly more than one billion units of aerosol and liquid products. Each year, the Division needs to secure new orders to replace products which lose consumer appeal or are discontinued by the marketer. In 2002, the Division planned to secure approximately 60 million units of new production volume. To date, it has secured approximately 115 million units and is working on other opportunities for additional new volume. A portion of this new volume has been secured under a 3-year contract. Management believes that this activity is reflective of the stronger demand pattern that appears to be developing in 2002 and the continued trend to outsourcing. The Division, however, continues to experience margin pressure from its customer base.

- The Division continues to expand its web-based e-commerce activity and its full service capabilities with its customers and suppliers.

- During the quarter, the Division commenced commercial production on the recently installed bag-in-can barrier packaging line in its Danville, IL plant. Demand for this product format which keeps the product separated from the propellant, remains strong in Europe and is gaining interest in North America.

<u>Container</u> - Operating income (excluding goodwill amortization in 2001) in the second quarter $6.8 million in 2002 vs. $7.4 million in 2001. Year-to-date $14.6 million vs. $14.9 million.

- Sales in this Division, after excluding the effect of foreign exchange, increased 1.7% in the second quarter and 0.6% year-to-date in 2002. Year-to-date sales in the plastic, laminate and international business units exceeded 2001 levels whereas sales in the aluminum aerosol and aluminum tube sectors of the business were marginally lower than 2001.

- Operating income, after excluding goodwill amortization in 2001, amounted to $6.8 million versus $7.4 million in the second quarter and $14.6 million versus $14.9 million year-to-date. The lower-than-expected contribution in the second quarter related to Plastic Packaging.

- The plastic facility located in Los Angeles, CA incurred significant losses throughout 2001 due to operational, sales, and California energy issues, resulting in changes in management in August 2001 and the implementation of a plan to address these problems. Although many meaningful actions have been taken, the new management team believes that this facility will not demonstrate a significant positive impact from these changes until later this year. In the second quarter of 2002, this business unit (recorded a loss on sale of fixed and redundant assets) continued to effect operational changes to its systems and procedures.

- Commencing in the second quarter of 2001, the aluminum tube business unit experienced a number of issues, in addition to a drop-off in demand of higher margin products. These were addressed later in 2001 and profitability during the second quarter of 2002 continued to improve, reflecting management's efforts to address these key performance and operational issues. Sales from this business unit were approximately $4.0 million lower year-to-date compared to 2001, reflecting management's plan to eliminate lower margin business.

- The Division has been awarded a multi-year contract by a major international marketer to supply their North American aluminum aerosol can requirements, estimated at 20 million units per year.

- A major pharmaceutical company awarded the laminate tube business unit a 100% supply contract.

- The Mexican facility was awarded aerosol container business by a major marketer projected at 15 million units per year.

- The Costa Rica facility finalized an agreement to supply Unilever Best Foods with PET bottles for salsa products. Additional production capacity will be installed to meet the anticipated demand.

- The Division's recently introduced aerosol package, shaped for an easy grip called "Comfort Hold" has been well accepted by the market place. Several marketers are planning to launch products in this container that has a unique look and provides ergonomic advantages to the end user.

- The Division continues to design and commercialize aluminum bottles for the beverage industry. These products provide significant expansion opportunities using the Division's technological know-how. To date, two products have been introduced to the market place in these bottles. Snapple has introduced "Mistic RE™- Real Energy", a non-carbonated citrus flavored energy drink to the U.S. market and Vincor recently introduced "Tabu™-Forbidden Fruit", a spirit-based beverage drink to the Canadian market.

- The Board of Directors has approved the purchase of a high-speed extruded aluminium line at a cost of $12 million for the plant in Penetanguishene, Ontario.

<u>Label</u> - Operating income (excluding goodwill amortization in 2001) in the second quarter $7.6 million vs. $6.6 million in 2001. Year-to-date $16.4 million vs. $12.9 million.

- Although year-to-date sales in 2002 from continuing operations were slightly higher than 2001, operating income performance has continued to improve significantly. This improvement in contribution reflects both the focus on higher margin products and the results of the restructuring plan, implemented in 2001, to reduce selling, administrative and fixed costs in the division.

- Reported sales, which included the results of the European plants acquired in 2002, four in late January and one in early April, increased 1.2% in the second quarter compared to the second quarter of 2001 and 2.3% year-to-date compared with 2001. If the sales of these plants from dates of acquisition and the effect of foreign exchange were excluded, sales would decrease 11.4% in the second quarter and 9.2% year-to-date compared with 2001. These European plants, as expected, made a small contribution in the quarter and a small loss year-to-date.

- Operating income, after excluding the loss on the European plants and the 2001 goodwill amortization, increased approximately $1.0 million in the second quarter of 2002 and $3.8 million year-to-date compared to the same quarter and year-to-date in 2001.

- Personal Care continues to be the strongest performing sector, offset by Pharmaceutical and Agrochem. As a result, the Shelton and Charlotte plants, which were struggling in 2000 and early 2001, are both performing extremely well.

- The Charlotte plant has been awarded a number of new business opportunities which have made it a positive contributor to the overall business.

- The Division continues to update and expand its label printing capacity. Eight new presses have been installed or ordered to date in 2002 for delivery to plants in the United States.

Liquidity and Capital Structure

The Company's current debt structure comprises three private debt placements placed in 1996, 1997 and 1998, totaling US$333.0 million or approximately Cdn$504.9 million at an average coupon interest rate of 6.9%. The Company utilizes Interest Rate Swaps to convert part of this fixed rate debt to lower floating rates of interest. The first scheduled repayment of US$9.4 million (Cdn$14.2 million) of these notes, is due September 16, 2002. The net debt analysis is as follows:

$ Millions	June 30, 2002	December 31, 2001	June 30, 2001
Total debt	$ 525.9	$ 548.6	$ 511.9
Cash on hand	(146.0)	(112.9)	(47.6)
Net debt	**$379.9**	**$435.7**	**$464.3**

A summary of cash flow during the second quarters and year-to-date of 2002 and 2001 is as follows:

	Second Quarter		Year-to-date	
	2002	2001	2002	2001
Cash inflows				
Cash provided by operating activities (before change in non-cash working capital)	$35.3	$32.4	69.1	$64.7
Proceeds and debt reduction on disposals	-	-	17.7	2.5
Issue of shares	1.5	-	1.9	-
Net decrease in non-cash working capital	17.0	27.2	-	-
Other	1.1	(2.7)	2.0	(3.8)
	54.9	56.9	90.7	63.4
Cash outflows				
Net increase in non-cash working capital	-	-	6.0	9.8
Additions to capital assets	18.0	12.1	28.6	22.3
Business acquisitions including debt assumed	-	-	18.6	-
Dividends to shareholders	2.7	2.9	5.4	5.8
	20.7	15.0	58.6	37.9
Net cash inflow	34.2	41.9	32.1	25.5
Net debt decrease (increase) due to foreign currency translation	24.0	19.7	23.7	(3.7)
Decrease in net debt	$58.2	$61.6	$55.8	$21.8

Non-cash working capital traditionally increases during the first few months of each year, before reducing to its lowest point at year-end, to accommodate increased customer activity following the slower year-end period. In 2001, the Company implemented a focused effort to reduce working capital. Non-cash working capital, excluding acquisitions and divestitures, has been reduced by $23.6 million over the last twelve months.

Year-to-date in 2002, the Company sold the balance of the K-G Packaging business unit for proceeds of $17.7 million and acquired the Jarvis Porter European label plants for $18.6 million.

It is anticipated that capital spending over the balance of the year will be similar to the 2001 level. Expenditures planned for 2002 and beyond include continued investment to maintain and grow income in all divisions.

Total dividends for the quarter at $2.7 million and $5.4 million year-to-date compared to $2.9 million and $5.8 million respectively last year as a result of the decreased number of shares outstanding in 2002. The Board of Directors has approved an increase of 12.5% in the quarterly dividend per B Share. This change will result in an annualized dividend rate of $0.31 per Class A share and $0.36 per Class B share. The Company has historically paid out dividends at a rate of 20-25% of normalized earnings.

The increase in outstanding Class B shares during the quarter was due to the exercising of employee stock options. The Company also has a Normal Course Issuer Bid in place. The Normal Course Issuer Bid process is covered by the rules of the Toronto Stock Exchange. CCL's current Normal Course Issuer Bid commenced on August 3, 2001 and terminates August 2, 2002. It provides for the repurchase of up to 20,000 Class A shares and 2.5 million Class B shares. During the year 2001, under this Normal Course Issuer Bid, the Company repurchased 2.1 million Class B shares for a total consideration of $23.2 million. CCL has not repurchased any shares under the Normal Course Issuer Bid in 2002; however, the Company anticipates renewing its filing for another twelve months commencing in August 2002.

Over 80% of CCL's sales are derived outside of Canada and the income from these foreign operations is subject to varying rates of taxation. The Company has benefited from lower tax rates in these jurisdictions compared to the combined Canadian federal and provincial rates. The Company's effective tax rate varies from year to year as a result of the level of income in the various countries and the impact of tax losses not previously recognized.

The Company has no material "off balance sheet" financing obligations except for typical long-term operating lease agreements. The nature of these commitments is described in note 12 of the December 31, 2001 Annual Consolidated Financial Statements. Additionally, the majority of the Company's post-employment obligations are defined contribution pension plans. There are no defined benefit plans funded with CCL stock.

Generally accepted accounting principles for the recognition, measurement, presentation and disclosure of goodwill and other intangibles has changed effective January 1, 2002. Under these new rules, goodwill is not amortized. Instead, the goodwill associated with each operating segment will be tested annually for impairment and any deficiency recognized as an impairment loss. As at December 31, 2001, under

the old rules for calculating impairment of goodwill, no adjustment was required. Management believes, however, that an impairment charge will be required for the Container Division under the new rules. This division had unamortized goodwill as at June 30, 2002 of $181.0 million and will be quantifying the impairment provision in the third quarter. This initial provision will be recorded as an adjustment to retained earnings.

Risks and Strategy

There have not been any significant changes during the first six months of 2002 in either the risks to the business or the strategies from those discussed in the 2001 Management's Discussion and Analysis document.

Certain statements contained in the above Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically are preceded by, followed by or include the words -- "believes," "expects," "anticipates," "estimates," "intends," "plans" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, and the Company's results could differ materially from those anticipated in these forward-looking statements.

CCL Industries Inc.

105 Gordon Baker Road, Willowdale, Ontario M2H 3P8
Telephone: (416) 756-8500 Fax: 756-8555

News Release Stock Symbol: TSX – CCL.A and CCL.B

For Immediate Release

CCL MAKES NORMAL COURSE ISSUER BID

Toronto, August 1, 2002 - CCL industries Inc. will make a Normal Course Issuer Bid through the facilities of The Toronto Stock Exchange. The Company is authorized to acquire for cancellation, up to 20,000 of its issued and outstanding Class A Voting Shares, and up to 2,100,000 of its issued and outstanding Class B Non-Voting Shares, representing approximately 0.8% of the Class A issued and outstanding shares and 6.6% of the issued and outstanding Class B shares. The bid period will commence on August 7, 2002 and terminate on August 6, 2003. The shares sought under the bid will be acquired by way of open market purchases. During its previous Normal Course Issuer Bid which commenced on August 3, 2001, CCL acquired 2,039,935 Class B Non-Voting Shares at an average price of $11.362. 20,000 Class A and 480,065 Class B shares still remain available for purchase under the 2001/2002 NCIB.

There are 2,450,075 Class A voting Shares and 31,790,068 Class B Non-Voting Shares issued and outstanding as at July 24, 2002, listed on The Toronto Stock Exchange. CCL is making the bid at this time because it believes that it is a good use of funds. Any purchase will be made in accordance with the Rules of The Toronto Stock Exchange and will be made at the market price.

CCL Industries Inc. (TSX CCL.A and CCL.B), provides state-of-the-art packaging solutions, including specialty aluminium and plastics packaging and innovative product labeling, to some of the world's largest producers of consumer brands, helping them to get their products to market quickly and cost-effectively. CCL develops solutions for producers of leading consumer brands in personal care, cosmetic, pharmaceutical, household and specialty food products. With headquarters in Toronto, Canada, CCL employs 7,000 people and operates 33 production facilities in North and Central America and Europe.

For further information, contact:

S.W. Lancaster
Senior Vice President
and Chief Financial Officer
416-756-8517